CUSIP No. 29355A107	Schedule 13G	Page 1 of 18 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _____)*

ENPHASE ENERGY, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.00001 PER SHARE

(Title of Class of Securities)

29355A107

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29355A107	Schedule 13G	Page 2 of 18 Pages

1.	Names of Reporting Persons RockPort Capital Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,758,905
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,758,905
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,758,905
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 11.7%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 29355A107	Schedule 13G	Page 3 of 18 Pages

1.	Names of Reporting Persons RockPort Capital II, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,758,905
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,758,905
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,758,905
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 11.7%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 29355A107	Schedule 13G	Page 4 of 18 Pages

1.	Names of Reporting Persons Alexander Ellis III
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,758,905
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,758,905
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,758,905
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 11.7%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 29355A107	Schedule 13G	Page 5 of 18 Pages

1.	Names of Reporting Persons Janet B. James
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,758,905
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,758,905
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,758,905
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 11.7%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 29355A107	Schedule 13G	Page 6 of 18 Pages

1.	Names of Reporting Persons William E. James
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,758,905
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,758,905
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,758,905
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 11.7%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 29355A107	Schedule 13G	Page 7 of 18 Pages

1.	Names of Reporting Persons Charles J. McDermott
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,758,905
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,758,905
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,758,905
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 11.7%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 29355A107	Schedule 13G	Page 8 of 18 Pages

1.	Names of Reporting Persons David J. Prend
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,758,905
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,758,905
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,758,905
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 11.7%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 29355A107	Schedule 13G	Page 9 of 18 Pages

1.	Names of Reporting Persons Stoddard M. Wilson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,758,905
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,758,905
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,758,905
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 11.7%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 29355A107	Schedule 13G	Page 10 of 18 Pages

Item 1.

(a)	Name of Issuer:

Enphase Energy, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1420 N. McDowell Blvd., Petaluma, CA 94954

Item 2.

(a)	Name of Person Filing:

(b)	Address of Principal Business Office or, if None, Residence:

(c)	Citizenship:

This Schedule 13G is being filed on behalf of (i) RockPort Capital Partners II, L.P., a Delaware limited partnership (“RockPort”), (ii) RockPort Capital II, L.L.C., a Delaware limited liability company (“RockPort GP”), (iii) Alexander Ellis III, an individual who is a citizen of the United States of America (“Mr. Ellis”), (iv) Janet B. James, an individual who is a citizen of the United States of America (“Ms. James”), (v) William E. James, an individual who is a citizen of the United States of America (“Mr. James”), (vi) Charles J. McDermott, an individual who is a citizen of the United States of America (“Mr. McDermott”), (vii) David J. Prend, an individual who is a citizen of the United States of America (“Mr. Prend”) and (viii) Stoddard M. Wilson, an individual who is a citizen of the United States of America (“Mr. Wilson”, and together with RockPort, RockPort GP, Ms. James and Messrs. Ellis, James, McDermott and Prend, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of the Reporting Persons is 160 Federal Street, 18th Floor, Boston, MA 02110.

(d)	Title of Class of Securities:

Common Stock, par value $0.00001 per share

(e)	CUSIP Number:

29355A107

CUSIP No. 29355A107	Schedule 13G	Page 11 of 18 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________________________

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

(b)	Percent of class:

(c)	Number of shares as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of:

CUSIP No. 29355A107	Schedule 13G	Page 12 of 18 Pages

(iv)	Shared power to dispose or to direct the disposition of:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 4,758,905 shares of the Issuer’s Common Stock (the “Shares”) held by RockPort, which represent beneficial ownership of approximately 11.7% of the Issuer’s Common Stock, based on 40,829,676 shares of Common Stock issued and outstanding as of October 31, 2012 as reported on the Issuer’s most recent quarterly report on Form 10-Q dated November 13, 2012.

RockPort GP, as the general partner of RockPort, has sole power to vote or to direct the vote of, and sole power to dispose or to direct the disposition of the Shares. RockPort GP disclaims beneficial ownership of the Shares except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that RockPort GP is the beneficial owner of the Shares for purposes of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose.

Ms. James and Messrs. Ellis, James, McDermott, Prend and Wilson (the “Members”), as the managing members of RockPort GP, have shared power to vote or to direct the vote of, and shared power to dispose or to direct the disposition of the Shares. The Members each disclaim beneficial ownership of the Shares except to the extent of his or her pecuniary interest therein, and this report shall not be deemed an admission that such Member is the beneficial owner of the Shares for purposes of Section 16 of the Exchange Act, or for any other purpose.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

CUSIP No. 29355A107	Schedule 13G	Page 13 of 18 Pages

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 29355A107	Schedule 13G	Page 14 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2013

RockPort Capital Partners II, L.P. By: RockPort Capital II, L.L.C., its General Partner

By:	/s/ Janet B. James
Name: Janet B. James Title: Managing Member

RockPort Capital II, L.L.C.

By:	/s/ Janet B. James
Name: Janet B. James Title: Managing Member

/s/ Janet B. James
Janet B. James

CUSIP No. 29355A107	Schedule 13G	Page 15 of 18 Pages

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2	Power of Attorney

CUSIP No. 29355A107	Schedule 13G	Page 16 of 18 Pages

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Date: January 31, 2013

RockPort Capital Partners II, L.P. By: RockPort Capital II, L.L.C., its General Partner

By:	/s/ Janet B. James
Name: Janet B. James Title: Managing Member

RockPort Capital II, L.L.C.

By:	/s/ Janet B. James
Name: Janet B. James Title: Managing Member

/s/ Janet B. James
Janet B. James

CUSIP No. 29355A107	Schedule 13G	Page 17 of 18 Pages

Exhibit 2

POWER OF ATTORNEY

Know all by these present, that the undersigned hereby constitute and appoint Janet B. James, signing singly, as the undersigned’s true and lawful attorney-in-fact to:

(1)	execute for and on behalf of the undersigned, in the undersigned’s capacity as a beneficial owner of shares of Common Stock of Enphase Energy, Inc., a Delaware corporation (the “Company”), and/or a director of the Company, any Schedule 13D or Schedule 13G, and any amendments, supplements or exhibits thereto (including any joint filing agreements) required to be filed by the undersigned under Section 13 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), and any Forms 3, 4 and 5 and any amendments, supplements or exhibits thereto required to be filed by the undersigned under Section 16(a) of the Exchange Act;

(2)	do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule 13D, Schedule 13G, Form 3, 4 or 5 and timely file such forms with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3)	take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in her or his discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or her or his substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 13 and Section 16 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file reports or schedules under Section 13 or Section 16 of the Exchange Act with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

CUSIP No. 29355A107	Schedule 13G	Page 18 of 18 Pages

IN WITNESS WHEREOF, the undersigned have caused this Power of Attorney to be executed as of this 31st day of January, 2013.

RockPort Capital Partners II, L.P. By: RockPort Capital II, LLC Its: General Partner

By:	/s/ Janet B. James
Name: Title:	Janet B. James Managing Member

RockPort Capital II, LLC

By:	/s/ Janet B. James
Name: Title:	Janet B. James Managing Member

/s/ Alexander Ellis III
Alexander Ellis III

/s/ William E. James
William E. James

/s/ Charles J. McDermott
Charles J. McDermott

/s/ David J. Prend
David J. Prend

/s/ Stoddard M. Wilson
Stoddard M. Wilson